SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑           Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐           No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________)

-	Press Release dated June 26, 2004
-	Press Release dated June 23, 2004
-	Report of Eni Board of Directors on the project of partial demerger of Italgas SpA
-	Project of partial demerger of Italgas SpA
-	Project of merger of ItalgasPiù SpA with Eni SpA
-	Project of merger of EniData SpA with Eni SpA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco Title: Company Secretary

Date: June 30, 2004

PRESS RELEASE

Eni: sells the downstream activities in Brazil to Petrobras

Eni and Petrobras reached the agreement to sell to the Brazilian national company the entire stake of Agip do Brasil.

Eni and Petrobras reached the agreement to sell to the Brazilian national company the entire stake of Agip do Brasil. The company, owned by Eni, is the owner of an activity regarding the commercialization of LPG in tanks, as well as a network of about 1,500 petrol stations.

The value of the transaction is of approximately 500 million dollars.

The disposal of the activities in Brazil is part of the ongoing strategy aimed to focus Eni’s presence in the downstream in Europe, where the Italian company is strengthening its own presence working on its logistic network and the success of the Agip brand.

San Donato Milanese (Milan), June 26 2004

PRESS RELEASE

Eni: the Board of Directors approves the merger of Italgas Più in Eni

The Eni Board of Directors has approved the partial division of Italgas, with assignment to Eni of the shareholding held by Italgas in the italian companies that commercialize gas (including the 100% shareholding in Italgas Più) and foreign companies (including 40% in Tigaz), as well as the merger of Italgas Più in Eni. Italgas, with the headquarter in Turin, will continue to manage the entire distribution network

As a result of the Italgas Più merger, Eni will have direct access to the 4.9 million clients supplied by the company in Italy, optimising its commercial structure.

The entire operation is in line with the aims of the Public Purchase Offer launched in 2003 for the shares of Italgas and simplifies the Group’s shareholding structure.

During the same meeting the Eni Board of Directors approved the merger of EniData of which Eni already owns the entire shareholding.

San Donato Milanese (Milan), 23 June 2004

Report on the demerger of Società Italiana per il Gas p.A. (“Italgas”) and subsequent transfer of part of its assets to Eni S.p.A. (“Eni”)

The following report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a) Description of the demerger, of its reasons and of the objectives of the companies involved in the demerger and their related programs

Eni, in the Prospectus of the voluntary purchase public offer of Italgas shares, indicated the following reasons of the operation:

•	reorganisation of Italgas and Eni Gas & Power Division natural gas commercial structures in order to pursue a more efficient marketing, in connection with their full liberalisation as of January 1, 2003;

•	the direct access to the over 5.5 million Italgas and its subsidiaries clients in Italy, in order to better take advantage of the Group marketing skills and of its relationships with the natural gas producer countries and of its natural gas production capacity;

•	the strengthening of the expansion in Europe through the complete integration of the core activities in the entire value chain of the natural gas.

In order to achieve said targets, the following project of reorganisation of Eni natural gas operations:

•	partial and proportional demerger of Società Italiana per il Gas p.A.- Italgas, a sole shareholder company and an Eni’s subsidiary, with registered office in Via XX Settembre, No. 41, Turin, Italy, company share capital euro 348,523,506.00, fully paid up, enrolled in the Turin Companies Register, Tax Identification Number 00489490011, and subsequent transfer in favour of Eni S.p.A. of the assets mentioned in paragraph 1.b) (“Demerger”);

•	merger of Italgas Più S.p.A. with Eni S.p.A., to be executed once the Demerger becomes effective. Italgas Più S.p.A. is a sole shareholder company and an Eni’s subsidiary.

Once the Demerger is executed, Italgas will focus its activities in the operation regarding the management of the natural gas distribution network in Italy.

1.b) Description of the assets to be transferred from Italgas to Eni

The Demerger will be executed on the basis of the Annual Reports at December 31, 2003 of Eni and Italgas. The assets and liabilities to be transferred to Eni through the Demerger and their related book value at December 31, 2003 are the following (values expressed in euro):

				Eni
		Italgas	Number of	Group
		participation	shares	participation
	Book value	(%)	assigned	(%)
Participations
Subsidiaries operating in Italy
Fiorentinagas Clienti S.p.A. — Florence	342,179.00	41.75	2,505,150	100.00
Italgas Più S.p.A. — Turin	30,304,453.00	100.00	30,080,000	100.00
Subsidiaries operating outside Italy
Adriaplin Doo — Lubjana (Slovenja)	8,308,207.00	51.00	158,355	51.00
Distribuidora de Gas de Cuyana S.A. — Buenos Aires (Argentina)	14,548,874.00	6.84	13,840,828	57.84
Inversora de Gas de Cuyana S.A. — Buenos Aires (Argentina)	70,159,462.00	76.00	4,560,912	76.00
Tigaz RT — Hajduszoboszlo (Hungary)	113,622,466.00	40.00	6,800,001	50.00
Other participations in companies operating outside Italy
Distribuidora de Gas del Centro S.A. — Buenos Aires (Argentina)	58,897,944.00	31.35	50,303,329	31.35
Inversora de Gas del Centro S.A. — Buenos Aires (Argentina)	11,229,439.00	25.00	1,700,300	25.00
Lusitaniagas S.A. — Aveiro (Portugal)	2,918,134.00	10.59	2,171,200	10.59
Setgas S.A. — Setubal (Portugal)	1,592,474.00	21.87	393,675	21.87
Financial Loans to:
Lusitaniagas S.A. (Portugal)	3,457,757.00	—		—
Setgas S.A. (Portugal)	4,923,304.00	—		—
Deferred Tax Provisions	(1,531,460.00)	—		—
	318,773,233.00

The above-mentioned assets and liabilities will be transferred to Eni as beneficiary company on the basis of the related book values on the date of effectiveness of the Demerger. The imbalance, if any, in these assets and liabilities that could arise in the period commencing on December 31, 2003 and ending on the date of effectiveness of the Demerger will be adjusted in cash.

The companies involved in the Demerger, pursuant to Article 2506-ter, second paragraph, of the Civil Code have appraised the effective value of the assets to be transferred to Eni and of the assets left in Italgas. According to the appraisal issued, the effective value of the Italgas assets is not less than their respective book value.

Once the Demerger is effective, Italgas shareholders’ equity will decrease of 318,773,233 euro corresponding to the book value of the above-mentioned assets and liabilities to be transferred through the Demerger, as follows (values in euro):

Italgas shareholders’ equity	Situation on	Reduction due to	After demerger
	12.31.03(1)	the demerger	situation
Share Capital	348,523,506	(108,678,684)	239,844,822
Share premium Reserve	93,389,077	(36,006,738)	57,382,339
Revaluation Reserve pursuant to Law No. 413/91	15,986,806	(3,126,548)	12,860,258
Revaluation Reserve pursuant to Law No. 342/2000	313,814,238	(58,094,381)	255,719,857
Revaluation Reserve pursuant to Law No. 350/2003	433,949,610	(80,334,258)	353,615,352
Legal Reserve	57,427,458	—	57,427,458
Facultative Reserve	1,148,902	—	1,148,902
Merger Reserves	106,435,875	(19,703,779)	86,732,096
Taxed Reserves	98,414	(98,414)	—
Issue of shares Reserve	174,263	(174,263)	—
Reserve for anticipated amortisations	198,718,206	—	198,718,206
Contributions in share capital paid before 1993	19,914,836	(3,686,704)	16,228,132
Contributions in share capital	48,538,586	(8,869,464)	39,669,122
Net Profits carried forward	83,829,525	—	83,829,525
Total	1,721,949,302	(318,773,233)	1,403,176,069

(1)	Shareholders’ equity on December 31, 2003 after the payment of the dividend for the Financial Year 2003.

Once the Demerger is effective, Italgas share capital will decrease from 348,523,506 euro to 239,844,822 and 108,678,684 ordinary shares, nominal value 1 euro each, will be cancelled and the other elements of Italgas shareholders’ equity will be reduced of the amount of the assets to be assigned to Eni.

Eni will reduce the book value of its participation of Italgas of the amount corresponding to the average book value of each Italgas share owned for the shares to be cancelled. The difference between this amount and the book value of the assets and liabilities to be transferred is the Demerger imbalance that will be apportioned to the participations to be transferred through the Demerger in consideration of their effective value. This increase of values is not considered for tax purposes.

1.c) Criteria followed for the allocation of shares issued by Eni in order to give execution to the Demerger

As the Italgas share capital is wholly owned by Eni, Eni shares will not be issued nor assigned.

1.d) Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

1.e) If the withdrawal right occurs, indication of persons allowed to and of the terms and conditions of its exercise and for the payment of the price of reimbursement and of the criteria used to determine it

The company objects of Eni already contain those of the companies to be transferred through the Demerger; therefore they shall not be amended and Article 2437 of the Civil Code regarding the exercise of the withdrawal right shall not apply.

1.f) Estimates of the effects of the Demerger on the relevant shareholdings and on the control of the beneficiary company and of the company to be demerged

The Demerger will affect neither the relevant shareholdings of Eni and Italgas shareholdings nor Eni or Italgas control.

1.g) Effects of the Demerger on the pacts among the shareholders of the beneficiary company and of the company to be demerged mentioned in Article 122 of Legislative Decree 58/98

Eni doesn’t know the existence of pacts among its shareholders. Eni is the sole shareholder of Italgas.

1.h) Description of the rights of the shares to be assigned to the shareholders of the demerged company

As explained in paragraph 1.c), as Eni is the beneficiary company of the Demerger and Italgas sole shareholder, shares will not be assigned.

1.i) Date as of Italgas operations will be charged, also for tax purposes, to Eni Financial Statements

The Demerger will be effective as of the date of the last deposit of the Deed of Demerger, pursuant to Article 2506-quarter, first Paragraph, of the Civil Code. As of that date the assets and liabilities to be transferred to Eni through the Demerger will appear in Eni Financial Statements.

1.l) Tax consequences of the Demerger on the companies involved

The Demerger will not determine capital gains nor capital losses for Italgas; therefore no tax liabilities will arise from its execution for Eni or Italgas.

Project of demerger of Società Italiana per il Gas p.A.
and subsequent assignation of part of its assets and liabilities to Eni S.p.A.

Pursuant to Article 2506-bis of the Civil Code, is hereby drawn up the project of demerger (the “Project”) of Società Italiana per il Gas p.A. (“Italgas”) and subsequent transfer of part of its assets to Eni S.p.A. (“Eni”).

Reasons of the demerger

The demerger aims to focus in Eni the retail sale of natural gas in Italy and abroad and in Italgas the operations of the natural gas distribution networks in Italy.

Subject to the effectiveness of the demerger, the merger of Italgas Più S.p.A. in Eni will be executed.

Information to be given pursuant Article 2506-bis of the Civil Code

The information required by Article 2501-bis, first Paragraph, no. 1), 2), 3), 4), 5), 6), 7) and 8), to which Article 2506-bis of the Civil Code, refers to for the demerger, are hereby given.

Type, denomination and Registered Office of the companies involved in the demerger

Beneficiary Company:

Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,003,021,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Eni share capital may increase pursuant to the subscription of the shares offered to the assignees of the Stock Grant Plans approved by the Shareholders’ Meeting held on June 6, 2000 and May 30, 2002.

Company to be demerged:

Società Italiana per il Gas p.A., a subsidiary of Eni S.p.A. and a sole shareholder company, with registered office in Via XX Settembre, No. 41, Turin, Italy, company share capital euro 348,523,506.00, fully paid up, enrolled in the Turin Companies Register, Tax Identification Number 00489490011.

Description of the assets and liabilities to be assigned to the beneficiary company

The demerger will be executed on the basis of the Annual Reports at December 31, 2003 of Eni and Italgas.

The assets and liabilities to be assigned to Eni through the demerger and their related book value at December 31, 2003 are the following (values expressed in euro):

		Italgas	Number of	Eni Group
		participation	Shares	participation
	Book value	(%)	assigned	(%)
Participations
Subsidiaries operating in Italy
Fiorentinagas Clienti S.p.A. — Florence	342,179.00	41.75	2,505,150	100.00
Italgas Più S.p.A. — Turin	30,304,453.00	100.00	30,080,000	100.00
Subsidiaries operating outside Italy
Adriaplin Doo — Lubjana (Slovenja)	8,308,207.00	51.00	158,355	51.00
Distribuidora de Gas de Cuyana S.A. — Buenos Aires (Argentina)	14,548,874.00	6.84	13,840,828	57.84
Inversora de Gas de Cuyana S.A. — Buenos Aires (Argentina)	70,159,462.00	76.00	4,560,912	76.00
Tigaz RT — Hajduszoboszlo (Hungary)	113,622,466.00	40.00	6,800,001	50.00
Other participations in companies operating outside Italy
Distribuidora de Gas del Centro S.A. — Buenos Aires (Argentina)	58,897,944.00	31.35	50,303,329	31.35
Inversora de Gas del Centro S.A. — Buenos Aires (Argentina)	11,229,439.00	25.00	1,700,300	25.00
Lusitaniagas S.A. — Aveiro (Portugal)	2,918,134.00	10.59	2,171,200	10.59
Setgas S.A. — Setubal (Portugal)	1,592,474.00	21.87	393,675	21.87
Financial Loans to:
Lusitaniagas S.A. (Portugal)	3,457,757.00	—		—
Setgas S.A. (Portugal)	4,923,304.00	—		—
Deferred Tax Provisions	(1,531,460.00)	—		—
	318,773,233.00

The above-mentioned assets and liabilities will be assigned to Eni as beneficiary company on the basis of the related book values on the date of effectiveness of the demerger. The imbalance, if any, in these assets and liabilities that could arise in the period commencing on December 31, 2003 and ending on the date of effectiveness of the demerger will be adjusted in cash.

The companies involved in the demerger, pursuant to Article 2506-ter, second paragraph, of the Civil Code have appraised the effective value of the assets to be transferred to Eni and of the assets left in Italgas. According to the appraisal issued, the effective value of the Italgas assets is not less than their respective book value.

Once the demerger is effective, Italgas shareholders’ equity will decrease of 318,773,233 euro corresponding to the book value of the above-mentioned assets and liabilities to be transferred through the demerger, as follows (values in euro):

Italgas shareholders’ equity	Situation on	Reduction due to	After demerger
	12.31.03(1)	the demerger	situation
Share Capital	348,523,506	(108,678,684)	239,844,822
Share premium Reserve	93,389,077	(36,006,738)	57,382,339
Revaluation Reserve pursuant to Law No. 413/91	15,986,806	(3,126,548)	12,860,258
Revaluation Reserve pursuant to Law No. 342/2000	313,814,238	(58,094,381)	255,719,857
Revaluation Reserve pursuant to Law No. 350/2003	433,949,610	(80,334,258)	353,615,352
Legal Reserve	57,427,458	—	57,427,458
Facultative Reserve	1,148,902	—	1,148,902
Merger Reserves	106,435,875	(19,703,779)	86,732,096
Taxed Reserves	98,414	(98,414)	—
Issue of shares Reserve	174,263	(174,263)	—
Reserve for anticipated amortisations	198,718,206	—	198,718,206
Contributions in share capital paid before 1993	19,914,836	(3,686,704)	16,228,132
Contributions in share capital	48,538,586	(8,869,464)	39,669,122
Net Profits carried forward	83,829,525	—	83,829,525
Total	1,721,949,302	(318,773,233)	1,403,176,069

(1)	Shareholders’ equity on December 31, 2003 after the payment of the dividend for the Financial Year 2003.

Once the demerger is effective, Italgas share capital will decrease from 348,523,506 euro to 239,844,822 and 108,678,684 ordinary shares, nominal value 1 euro each, will be cancelled and the other elements of Italgas shareholders’ equity will be reduced of the amount of the assets to be assigned to Eni.

Eni will reduce the book value of its participation of Italgas of the amount corresponding to the average book value of each Italgas share owned for the shares to be cancelled. The difference between this amount and the book value of the assets and liabilities to be transferred is the demerger imbalance that will be apportioned to the participations to be transferred through the demerger in consideration of their effective value.

Incorporation Act of Eni and Italgas, with the indications of the amendments to Eni By-laws to be approved in consequence of the demerger

Italgas was incorporated in the form of share capital company in Turin with deed dated April 26, 1856, under the name of “Società Gas Luce di Torino” through the merger of two existing companies.

Italgas Articles of Association as amended in consequence of the demerger are attached to the Project under Letter “A”.

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No.

359 dated August 8, 1992. Eni Memorandum and Articles of Association are attached to the Project under Letters “B” and “C”, respectively.

Eni By-laws shall not be amended for the execution of the demerger because:

–	the company objects of Eni already contain those of the companies to be assigned through the demerger;

–	as Eni is the sole shareholder of Italgas, no Eni shares will assigned; therefore Eni will not issue new shares.

Exchange ratio, terms and conditions of the assignation of shares issued by the beneficiary company

Because of the above-mentioned reasons, no Eni shares will assigned; therefore no exchange ratio shall be calculated.

Date as of the shares assigned give right to dividend payment

Because of the above-mentioned reasons, no Eni shares will assigned; therefore such date shall not be defined.

Date as of the asset and liabilities to be transferred will be charged to the Financial Statements of the beneficiary company

The proposed partial demerger will be effective as of the date of the last deposit of the Deed of demerger, pursuant to Article 2506-quarter, first Paragraph, of the Civil Code. As of the same date the assets and liabilities to be transferred to Eni through the demerger will appear in Eni Financial Statements.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are “Eni S.p.A. — Euro Medium Term Notes 2000-2010” and “Eni S.p.A. — Euro Medium Term Notes 2003-2013”; their Regulations will not be amended pursuant to the demerger.

Advantages proposed in favour of the Board members of the demerging company and of the beneficiary company

No advantage is foreseen in favour of the Board members of the demerging company and of the beneficiary company.

The Chairman of the Board of Società Italiana per il Gas p.A. Mr. Alberto Meomartini	The Managing Director of Eni S.p.A. Mr. Vittorio Mincato

Project of merger of Italgas Più S.p.A. into Eni S.p.A.

Pursuant to Article 2501-ter of the Civil Code, is hereby drawn up the project of merger (the “Project”) of Italgas Più S.p.A. (“Italgas Più”) into Eni S.p.A. (“Eni”).

Reasons of the merger

The merger aims to better integrate the retail sale of natural gas operations in Italy, in order to improve their marketing more efficiently.

The merger allows also to streamline Eni Group structure, increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

Information to be given pursuant Article 2501-ter of the Civil Code

The merger of Italgas Più is subject to the effectiveness of the partial demerger of Italgas with registered office in Via XX Settembre, No. 41, Turin, Italy, company share capital euro 348,523,506.00, fully paid up, enrolled in the Turin Companies Register, Tax Identification Number 00489490011, in favour of Eni which is separately proposed. Subject to the effectiveness of said demerger, Eni will be the sole shareholder of Italgas Più. Therefore the information required by Article 2501-ter, first Paragraph, no. 1), 2), 6), 7) and 8), of the Civil Code are hereby given.

The merger will be executed on the basis of the Annual Reports at December 31, 2003 of Eni and Italgas Più.

Type, denomination and Registered Office of the companies involved in the merger

Merging Company:

Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,003,021,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Eni share capital may increase pursuant to the subscription of the shares offered to the assignees of the Stock Grant Plans approved by the Shareholders’ Meeting held on June 6, 2000 and May 30, 2002.

Company to be merged:

Italgas Più S.p.A., with registered office in Via XX Settembre, No. 41, Turin, Italy, company share capital euro 30,080,000.00, fully paid up, enrolled in the Turin Companies Register, Tax Identification Number 08105000015. The company is an Eni S.p.A. subsidiary with a sole shareholder.

Merging company Incorporation Act, with the indications of the amendments of the By-laws to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992.

The up-dated text of the by-laws and the documentation regarding the incorporation-transformation of Eni are attached to the Project under Letters “A” and “B”, respectively.

The company objects of Eni already contain those of the company to be merged and no shares will be issued by Eni because, on the date of effectiveness of the merger, Eni will be Italgas Più’s sole shareholder; therefore Eni Articles of Association shall not be amended.

Date as of the operations of the companies to be merged will be charged to the Financial Statements of the merging company

The merger will be effective as of 23:59 of December 31, 2004 and the operations of the company to be merged will be charged to Eni Financial Statements as of January 1, 2004, also for tax purposes.

If the last deposit of the Deed of merger pursuant to Article 2504 of the Civil Code is executed after December 30, 2004, the merger will be e effective as of the first day of the month after the month when the deposit of the Deed of merger is executed. In this case the operations of the company to be merged will be charged to Eni Financial Statements as of the first day of the year when the deposit takes place, also for tax purposes.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are “Eni S.p.A. — Euro Medium Term Notes 2000-2010” and “Eni S.p.A. — Euro Medium Term Notes 2003-2013”; their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the companies to be merged

No advantage is foreseen in favour of the Board members of Eni and Italgas Più.

The Chairman of the Board of Italiana Più S.p.A. Mr. Alberto Meomartini	The Managing Director of Eni S.p.A. Mr. Vittorio Mincato

Project of merger of Enidata S.p.A. into Eni S.p.A.

Pursuant to Article 2501-ter of the Civil Code, is hereby drawn up the project of merger (the “Project”) of Enidata S.p.A. (“Enidata”) into Eni S.p.A. (“Eni”).

Reasons of the merger

The merger aims to integrate the IT activities and the ICT operations of Eni. The merger allows also to streamline Eni Group structure, increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

Information to be given pursuant Article 2501-ter of the Civil Code

As Eni is the sole shareholder of Enidata, the information required by Article 2501-ter, first Paragraph, no. 1), 2), 6), 7) and 8), of the Civil Code are hereby given.

The merger is proposed on the basis of the Annual Reports at December 31, 2003 of Eni and Enidata.

Type, denomination and Registered Office of the companies involved in the merger

Merging Company:

Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,003,021,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588. Eni share capital may increase pursuant to the subscription of the shares offered to the assignees of the Stock Grant Plans approved by the Shareholders’ Meeting held on June 6, 2000 and May 30, 2002.

Company to be merged:

Enidata S.p.A., with registered office in Via Fabiani, No. 1, San Donato Milanese (Milan), Italy, company share capital euro 16,770,000.00, fully paid up, enrolled in the Milan Companies Register, Tax Identification Number 00543020325. Enidata is an Eni’s subsidiary and a sole shareholder company.

Merging company Incorporation Act, with the indications of the amendments of the By-laws to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992.

The up-dated text of the By-laws and the documentation regarding the incorporation-transformation of Eni are attached to the Project under Letters “A” and “B”, respectively.

The company objects of Eni already contain those of the company to be merged and no shares will be issued by Eni because Eni is EniData’s sole shareholder; therefore Eni Articles of Association shall not be amended.

Date as of the operations of the companies to be merged will be charged to the Financial Statements of the merging company

The merger will be effective as of 23:59 of December 31, 2004. The operations of the company to be merged will be charged to Eni Financial Statements as of January 1, 2004, also for tax purposes.

If the last deposit of the Deed of merger pursuant to Article 2504 of the Civil Code is executed after December 31, 2004, the merger will be effective as of the first day of the month after the month when the deposit of the Deed of merger is executed. In this case the operations of the company to be merged will be charged to Eni Financial Statements as of the first day of the year when the deposit takes place, also for tax purposes.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are “Eni S.p.A. — Euro Medium Term Notes 2000-2010” and “Eni S.p.A. — Euro Medium Term Notes 2003-2013”; their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the companies to be merged

No advantage is foreseen in favour of the Board members of Eni and Enidata.

The Chairman of the Board of Directors of Enidata S.p.A. Mr. Mauro Vecchi	The Managing Director of Eni S.p.A. Mr. Vittorio Mincato